SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)

BioLife Solutions, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

09062W204

 (CUSIP Number)

Michael Rice, Chief Executive Officer & President

3303 Monte Villa Parkway, Suite 310

Bothell, Washington 98021

(425) 402-1400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 13, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 09062W204

1.     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Thomas Girschweiler

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ]
(b) [ ]

3.     SEC USE ONLY

4.     SOURCE OF FUNDS

        Not Applicable

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]

6.     CITIZENSHIP OR PLACE OF ORGANIZATION

               Switzerland

NUMBER OF	7.	SOLE VOTING POWER 1,642,774
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER 0
OWNED BY
EACH	9.	SOLE DISPOSITIVE POWER 1,642,774
REPORTING
PERSON WITH	10.	SHARED DISPOSITIVE POWER 0

11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,642,774 shares held indirectly through Reporting Person’s wholly-owned entity named Taurus4757 GmbH (“Taurus”):

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        5.14%

14.     TYPE OF REPORTING PERSON

                 IN

SCHEDULE 13D

CUSIP NO. 09062W204

1.     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Taurus4757 GmbH

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ]
(b) [ ]

3.     SEC USE ONLY

4.     SOURCE OF FUNDS

        Not Applicable

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION

               Switzerland

NUMBER OF	7.	SOLE VOTING POWER 1,642,774
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER 0
OWNED BY
EACH	9.	SOLE DISPOSITIVE POWER 1,642,774
REPORTING
PERSON WITH	10.	SHARED DISPOSITIVE POWER 0

11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,642,774 shares common stock held directly by Taurus;

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.14%

14.     TYPE OF REPORTING PERSON

                 CO

Item 5.  Interest in Securities of the Issuer.

-------------------------------------------

Item 5 is hereby amended and supplemented as follows:

On May 13, 2020, the Reporting Person exercised warrants on a cashless basis, to purchase 1,544,194 shares of Common Stock issued directly to the Reporting Person at an exercise price of $4.75 per share. 1,544,194 shares of Common Stock (the “Warrant Shares”) were subsequently issued to Taurus. Immediately following the issuance of the Warrant Shares, 492,277 Warrant Shares were withheld by the Company in order to pay the exercise price. Additionally, on May 13, 2020, Taurus completed a transaction whereby Taurus sold 476,191 shares of Common Stock to an institutional Investor.

On July 2, 2020, Taurus entered into a Share Purchase Agreement with an institutional investor and major shareholder of the Company to sell 305,583 shares of common stock at $14.50 per share.

As of the date hereof, Mr. Girschweiler beneficially owns 1,642,774 shares of Common Stock held indirectly through Taurus.  Such shares represent a total of 5.14% of the Issuer’s outstanding shares of common stock as of July 7, 2020 as reported by the Company in a Prospectus Supplement filed pursuant to Rule 424(b)(5) (File No. 333-233912) by the Issuer with the Securities and Exchange Commission on July 6, 2020.

Mr. Girschweiler has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the entirety of the number of shares indicated immediately above held by Taurus.  Except for Taurus with respect to the securities held by Taurus, there are no other persons known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

As of the date hereof, Taurus beneficially owns 1,642,774 shares of the Issuer, consisting of 1,642,774 shares of common stock held directly by Taurus. Such shares represent a total of 5.14% of the Issuer’s outstanding shares of common stock as of July 7, 2020 as reported by the Company in a Prospectus Supplement filed pursuant to Rule 424(b)(5) (File No. 333-233912) by the Issuer with the Securities and Exchange Commission on July 6, 2020.

Taurus has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the entirety of the number of shares indicated immediately above.  Except for Mr. Girschweiler, there are no other persons known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 24, 2020	/s/ Thomas Girschweiler Thomas Girschweiler

Dated: July 24, 2020	TAURUS4757 GMBH

/s/ Thomas Girschweiler Thomas Girschweiler, Managing Partner